UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Form 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
American Water Works Company, Inc.

(Exact name of registrant as specified in its charter)
Commission File Number: 001-34028

Delaware	51-0063696
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1025 Laurel Oak Road
Voorhees, NJ 08043
(Address of principal executive offices, including zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:
Common stock, par value $0.01 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: None

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE
 This Amendment No. 1 to Form 8-A is being filed by American Water Works Company, Inc. (the “Registrant”) to amend in its entirety the information set forth in the Registrant’s Form 8-A, as filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2008 (File No. 001-34028).
Item 1.     Description of Registrant’s Securities to be Registered.
The following description of the Registrant’s common stock, par value $0.01 per share (the “Common Stock”), is not intended to be complete. For more information regarding the Common Stock, please refer to the Registrant’s Restated Certificate of Incorporation (the “Certificate of Incorporation”), and the Registrant’s Amended and Restated Bylaws (the “Bylaws”). The Certificate of Incorporation and Bylaws are incorporated by reference as exhibits to this Registration Statement. The terms of these securities also may be affected by the General Corporation Law of the State of Delaware (the “DGCL”).
General
The Registrant’s authorized capital stock consists of 500,000,000 shares of Common Stock and 50,000,000 shares of preferred stock. As of April 26, 2018, there were 178,047,882 shares of common stock outstanding and no shares of preferred stock outstanding.
Common Stock
Voting Rights
Other than with respect to director elections, except as otherwise required by law, all matters to be voted on by the Registrant’s stockholders must be approved by a majority of the shares present in person or proxy at such meeting and entitled to vote on the subject matter. With respect to uncontested director elections, the Bylaws require that in order to be elected, a director nominee must receive a majority of the votes cast (for this purpose, a majority of the votes cast means that the number of shares voted “for” a director nominee must exceed the number of votes cast “against” that nominee). For contested director elections where the number of nominees exceeds the number of directors to be elected, the Bylaws require that the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.
Dividends
Holders of Common Stock will share equally in any dividend declared by the Registrant’s board of directors (the “Board”), subject to the rights of the holders of any outstanding preferred stock.
Liquidation Rights
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Registrant’s affairs, holders of Common Stock would be entitled, after payment of the liquidation preference to all holders of any outstanding preferred stock, to share ratably in the Registrant’s assets that are legally available for distribution to stockholders after payment of liabilities. The Registrant must pay the applicable distribution to any holders of its preferred stock before it may pay distributions to the holders of Common Stock.
Other Rights
The Registrant’s stockholders have no preemptive or other rights to subscribe for additional shares.
Preferred Stock
The Board may authorize the issuance of preferred stock from time to time in one or more series, without stockholder approval. Subject to the limits imposed by the DGCL, the Board is authorized to fix for any series of preferred stock the number of shares of such series and the voting powers (if any), designation, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of such series. The Board is also authorized to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the Registrant’s stockholders.

The Board may authorize the issuance of preferred stock with voting or conversion rights that affect adversely the voting power or other rights of holders of Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control, causing the market price of a share of Common Stock to decline, or impairing the voting and other rights of the holders of Common Stock.
Certain Anti-Takeover Provisions of the Certificate of Incorporation and Bylaws, and the DGCL
The following provisions of the Certificate of Incorporation and Bylaws could deter, delay or prevent a third party from acquiring the Registrant, even if doing so would benefit the Registrant’s stockholders.
Undesignated Preferred Stock
The ability to authorize undesignated preferred stock makes it possible for the Board to authorize the issuance of preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire the Registrant. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Registrant.
Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals
The Bylaws provide that special meetings of stockholders may be called only upon the request of the majority of the members of the Board, upon request of the Chairman of the Board, or by the Secretary of the Registrant upon request of stockholders holding at least 15% of the outstanding Common Stock. The Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.
The Bylaws establish advance notice procedures with respect to stockholder proposals for annual meetings and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee thereof. A stockholder who wishes to bring a matter before a meeting must comply with the Registrant’s advance notice requirements and provide the Registrant with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the members of the Board then in office, even though less than a quorum, or by stockholders. These provisions may defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of the Registrant.
Stockholder Action by Written Consent
As permitted by Section 228 of the DGCL, the Certificate of Incorporation states that any action required or permitted to be taken by the Registrant’s stockholders must be effected at a duly called annual or special meeting and may not be effected by consent in writing by such stockholders.
Certain Anti-Takeover Matters
A significant number of the Registrant’s regulated subsidiaries are subject to economic regulation by state public utility commissions. Some of these states have enacted laws that require regulatory approval for the acquisition of “control” of any regulated utility. In those states, obtaining “control” of the parent or any other company that controls a regulated utility also requires prior regulatory approval. The threshold for a change in control is a fact-specific inquiry that varies by state. For example, in some states, a presumption of control will arise when an acquiring party acquires more than 9.9% of the voting securities of the regulated utility or the controlling entity. In addition to ownership, other states may analyze the degree of influence or control an acquiror may exert over the company. Any person acquiring Common Stock in an offering or in any other purchase of Common Stock in an amount sufficient to trigger a change in control under state law would need the prior approval of the applicable state public utility commission.
Certain Other Provisions of American Water’s Certificate of Incorporation and Bylaws and Delaware Law
Board of Directors
The Certificate of Incorporation provides that the number of directors is fixed in the manner provided in the Bylaws. The Bylaws provide that the number of directors will be fixed from time to time by the Board.

Business Combinations under Delaware Law
The Registrant is subject to Section 203 of the DGCL, which prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the stockholder became an interested stockholder, subject to certain exceptions, including if, prior to such time, the board of directors approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts that are not approved by a company’s board of directors.
Limitations of Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. The Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL. The DGCL does not permit exculpation for liability:

•	for breach of the duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (relating to unlawful dividends or stock repurchases); or

•	for transactions from which the director derived improper personal benefit.

The Certificate of Incorporation and Bylaws provide that the Registrant will indemnify its directors and officers to the fullest extent permitted by law. The Bylaws also expressly authorize the Registrant to carry directors’ and officers’ insurance providing indemnification for its directors, officers and certain employees and agents for some liabilities.
The limitation of liability and indemnification provisions in the Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Registrant and its stockholders. In addition, an investment in the Common Stock may be adversely affected to the extent the Registrant pays the costs of settlement and damage awards against directors and officers in accordance with these indemnification provisions.
Transfer Agent and Registrar
American Stock Transfer & Trust Company, LLC serves as the registrar and transfer agent for the Common Stock.
New York Stock Exchange Listing
The Common Stock is listed on the New York Stock Exchange under the trading symbol “AWK.”
Item 2.     Exhibits.
The following exhibits have been filed herewith:

Exhibit No.	Description of Exhibit
3.1
Restated Certificate of Incorporation of American Water Works Company, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q, File No. 001-34028, filed November 6, 2008).

3.2
Amended and Restated Bylaws of American Water Works Company, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-Q, File No. 001-34028, filed August 5, 2015).

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN WATER WORKS COMPANY, INC.

Dated: April 30, 2018	By:	/s/ LINDA G. SULLIVAN
Linda G. Sullivan
Executive Vice President and Chief Financial Officer